EXHIBIT 99.1

Coastal.com to Present at Wedbush California Dreamin' Consumer Conference December 10, 2013

VANCOUVER, British Columbia, Dec. 2, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading manufacturer and digital retailer of high-quality glasses and contact lenses announced today that Company management will present at the Wedbush California Dreamin' Consumer Conference (New York edition) on December 10th, 2013 at 1:55pm. The conference will be held at Le Parker Meridien Hotel, New York, NY.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple...either on-line or at one of our retail showrooms...so our customers can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com